EXHIBIT 99.1
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          THE PREMIUM VALUE,                                 CANADIAN NATURAL
    DEFINED GROWTH, INDEPENDENT
                                                               NEWS RELEASE
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                       CANADIAN NATURAL RESOURCES LIMITED
                 ANNOUNCES RENEWAL OF NORMAL COURSE ISSUER BID
           CALGARY, ALBERTA - JANUARY 22, 2007 - FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited ("Canadian Natural") announced today that Toronto Stock Exchange has accepted notice filed by Canadian Natural of its intention to make a Normal Course Issuer Bid through the facilities of Toronto Stock Exchange. Purchases may also be made through the facilities of the New York Stock Exchange.

The notice provides that Canadian Natural may, during the 12 month period commencing January 24, 2007 and ending January 23, 2008, purchase for cancellation on Toronto Stock Exchange and the New York Stock Exchange up to 26,941,730 shares, being 5% of the 538,834,606 outstanding common shares as at January 15, 2007. The price which Canadian Natural will pay for any such shares will be the market price at the time of acquisition. The actual number of common shares that may be purchased and the timing of any such purchases will be determined by Canadian Natural.

While pursuing Canadian Natural's successful acquisition, exploration and development plans remain the best opportunity to create value for Canadian Natural, any excess cash flow in 2007 over budgeted spending may be used by Canadian Natural to further strengthen its balance sheet or continue growth of value per common share. One investment opportunity available to Canadian Natural under these circumstances, depending upon future trading prices and other factors, is the use of these excess funds to purchase its common shares, as it is a worthwhile investment, and is in the best interests of Canadian Natural and its shareholders.

Canadian Natural has purchased 485,000 common shares at a weighted average purchase price of $57.29 pursuant to a Normal Course Issuer Bid which has been in place since January 24, 2006.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.


For further information, please contact:

                       CANADIAN NATURAL RESOURCES LIMITED
                          2500, 855 - 2nd Street S.W.
                                Calgary, Alberta
                                    T2P 4J8

                                    ALLAN P. MARKIN                     DOUGLAS A. PROLL
TELEPHONE:  (403) 514-7777                 Chairman          Chief Financial Officer and
FACSIMILE:  (403) 517-7370                                Senior Vice-President, Finance
EMAIL:      ir@cnrl.com            JOHN G. LANGILLE
WEBSITE:    www.cnrl.com              Vice-Chairman                      COREY B. BIEBER
                                                                         Vice-President,
TRADING SYMBOL - CNQ                  STEVE W. LAUT                   Investor Relations
Toronto Stock Exchange                President and
New York Stock Exchange     Chief Operating Officer


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Certain  information  regarding  the Company  contained  herein may  constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements.
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